UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: March 12, 2012

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EXHIBIT INDEX

Exhibit 99.1 — Joint Press Release of Youku Inc. and Tudou Holdings Limited, dated March 12, 2012

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Exhibit 99.1

YOUKU AND TUDOU TO CREATE CHINA’s LEADING ONLINE VIDEO COMPANY

Positions Youku Tudou Inc. to Lead the Next Phase of Evolution in China’s Online Video Market

BEIJING & SHANGHAI, China — March 12, 2012 — Youku Inc. (NYSE: YOKU) (“Youku”) and Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou”) announced today that they have signed a definitive agreement for Tudou to combine with Youku in a 100% stock-for-stock transaction. Under the terms of the agreement, each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each American depositary share of Tudou (“Tudou ADSs”), each of which represents four Tudou Class B ordinary shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A ordinary shares resulting in Youku and Tudou shareholders and ADS holders owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon completion of the transaction. Upon completion, the combined entity will be named Youku Tudou Inc. Youku’s ADSs will continue to be listed on the NYSE under the symbol “YOKU”.

“We intend to lead the next phase of online video development in China. Youku Tudou Inc. will represent a differentiated leader in the online video market in China with the largest user base, most comprehensive content library, most advanced bandwidth infrastructure and strongest monetization capability within the sector,” said Victor Koo, founder, chairman and chief executive officer of Youku. “Youku Tudou Inc. will have the reach and scale to bring our users high quality content at high speeds. The combined company will have the two leading online video brands in China: Youku and Tudou.”

“Youku and Tudou share a vision for the future of online video in China and how to deliver the best user experience possible,” said Gary Wang, founder, chairman and chief executive officer of Tudou. “This transaction further strengthens our market position as Tudou brings its valuable brand, library of professional licensed content, user generated content platform, extensive user base, broad range of partnerships and expertise in mobile video. Together, we believe Youku Tudou Inc. will be able to provide the best-in-class experience for users interested in uploading, watching and sharing videos, and to grow together with our advertisers, and our content and industry partners.”

“When the strategic combination is complete, Tudou will retain its distinct brand identity and platform in Youku Tudou Inc., strengthening and complementing Youku’s video business. Youku Tudou Inc. would establish a clear and dominant leadership position in China’s online video sector and become one of the largest Internet properties in China. This transaction would also lead to improvement in the industry structure and the underlying economics of the online video sector in China,” said Victor Koo. “We expect to see significant synergies across a number of areas including leveraging licensed content over a larger user base and realizing efficiencies in bandwidth management and other common expenses.”

The strategic combination has been approved by both companies’ boards of directors and is subject to customary closing conditions including shareholder approvals by Youku’s and Tudou’s shareholders. Shareholders of Youku and Tudou with representatives serving on the companies’ respective boards of directors have committed to vote in favor of the strategic combination. The combination is expected to close in the third quarter of 2012.

Financial and Legal Advisors

Goldman Sachs (Asia) L.L.C., Allen & Company LLC and China Renaissance Holdings Limited acted as financial advisers to Youku, and Skadden, Arps, Slate, Meagher & Flom LLP, TransAsia Lawyers and Conyers Dill & Pearman acted as legal advisers to Youku in connection with the transaction. Morgan Stanley Asia Limited acted as the lead financial adviser and Credit Suisse Securities (USA) LLC acted as the co-financial advisor to Tudou in connection with this transaction. Kirkland & Ellis LLP, Fangda Partners and Maples and Calder acted as legal advisers to Tudou.

Teleconference and Webcast

Youku and Tudou will jointly host a conference call with the financial community today, March 12, 2012, at 8 a.m. U.S. Eastern Time to discuss this morning’s announcement with Youku’s founder, chairman and chief executive officer, Victor Koo; Tudou’s founder, chairman and chief executive officer, Gary Wang; Youku’s senior vice president and chief financial officer, Dele Liu; Tudou’s chief financial officer, Bin Yu; Youku’s senior vice president of finance, Michael Xu; and Youku’s corporate finance director, Ryan Cheung. The conference call will be broadcast live via the respective company’s Investor Relations website at ir.youku.com or ir.tudou.com.

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: 1-718-354-1231

Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121

Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing 1-866-214-5335 (international 1-718-354-1232), and entering passcode 56671639#. The replay will be available through March 19, 2012. This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku’s corporate website at http://ir.youku.com.

About Youku Inc.

Youku Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

About Tudou Holdings Limited

Tudou Holdings Limited (Nasdaq: TUDO) is a leading Internet video company in China providing premium licensed content, user generated content , and original in-house productions. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminologies such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the expectations with respect to the future developments of the online video market in China and the combined company, as well as the combined company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include that various closing conditions for the transaction between Youku and Tudou may not be satisfied or waived; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, either company’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties may be unable to successfully implement integration strategies; and other risks and uncertainties disclosed in Youku’s and Tudou’s filings with the Securities and Exchange Commission (the “SEC”). All information provided in this press release is current as of the date of the press release, and neither Youku nor Tudou undertakes to update such information, except as required under applicable law.

Additional Information

This press release relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of March 11, 2012, among Youku, Tudou and Two Merger Sub Inc., a wholly-owned subsidiary of Youku. In connection with the proposed transaction, Youku will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Youku and Tudou that also constitutes a prospectus of Youku relating to the proposed transaction. Youku and Tudou urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about Youku, Tudou and the proposed transaction. Investors and security holders may obtain the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Bin Yu

Chief Financial Officer

Tudou Holdings Limited

Tel: (+8621) 5170-2355 x6789

Email: byu@tudou.com